CALEDONIA MINING CORPORATION

  November 10, 2008

Management’s Discussion and Analysis

This discussion and analysis of the consolidated operating results and financial condition of Caledonia Mining Corporation ("the Corporation”) for the nine months ended September 30, 2008, September 30, 2007 and September 30, 2006 should be read in conjunction with the unaudited Consolidated Financial Statements as at September 30, 2008 and the Annual Report for the year ended December 31, 2007, all of which are available from the System for Electronic Data Analysis and Retrieval at www.sedar.com or from the Corporation’s website at www.caledoniamining.com.  The Unaudited Consolidated Financial Statements and related notes have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”).

Note that all currency references in this document are to Canadian dollars, except where specifically stated.

Listings

The Corporation is listed on the Toronto Stock Exchange as “CAL”, on NASDAQ-OTCBB as “CALVF”, and on London’s AIM as “CMCL”.

FORWARD LOOKING STATEMENTS

This Management Discussion and Analysis contains certain forward-looking statements relating but not limited to the Corporation’s expectations, intentions, plans and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “estimate”, “could”, “should”, “may” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information may include reserve and resource estimates, estimates of future production, unit costs, costs of capital projects and timing of commencement of operations, and is based on current expectations that involve a number of business risks and uncertainties. Factors that could cause actual results to differ materially from any forward-looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors. Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from expected results.

Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Shareholders are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. The Corporation undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

1.

OPERATIONAL REVIEW AND RESULTS OF OPERATIONS

1.1

GOLD PRODUCTION

Blanket Mine (1983) (Private) Limited – Zimbabwe (“Blanket”)

In view of the fact that the Reserve Bank of Zimbabwe (“RBZ”) has not paid the mine the foreign exchange for gold purchased by it since May 2008, Blanket was unable to purchase essential imported consumables and has had no alternative but to suspend production, as announced in the press release on October 23, 2008, until revenue is forthcoming.  The mine staff continues to keep the operations in a good state of repair and all staff have been retained, although their efforts have been redirected to maintenance projects.

Safety, Health and Environment

•

The mine continued its good safety performance and recorded no lost time injuries during the quarter and the number of restricted work accident cases (reportable accidents) declined by 66% relative to the previous quarter. However, 8 medical aid and first aid incidents were recorded which is consistent with the previous quarter.

•

 During the quarter 487 employees were trained in Hazard Identification and Risk Assessment (HIRA) while supervisors were trained in Planned Job Observations and Supervisory Skills.

•

The mine retired 8 employees on medical grounds.  No occupational health illnesses were detected during the quarter.  27 employees and their dependents voluntarily underwent HIV tests during the quarter, of which only 1 person tested positive.  HIV/AIDS education continues but confidentiality restricts management’s ability to identify suspected cases.

There were no adverse environmental issues during the quarter, and results from groundwater testing continue to show that the tailings dams are not affecting the quality of the groundwater.  Used oil, scrap metal and spent batteries are sold to reputable dealers as a means of disposing of such potentially hazardous waste.

The economic situation in Zimbabwe has deteriorated significantly and the number of dismissals due to desertion remains high - 43 employees were dismissed during the quarter for being absent without permission. Under the current deteriorating economic conditions, formal employment is shunned in favor of work in the informal sector. As a result, the mine has had to intensify recruitment efforts in order to maintain critical staffing levels and has had to maintain a vigorous training program to prepare these replacement employees.

Capital Projects - Number 4 Shaft Expansion Project

Due to the ongoing critical shortage of foreign currency, no further work took place on the No 4 shaft project and the anticipated future expenditure is estimated at US$2,200,000. This expenditure, once made will enable production to be increased to 1,000 tonnes per day from which an annual gold production of 40,000 ounces is forecast.

Operations

During the past quarter the operation continued to be hampered by the following:

•

Labour shortages caused by the rapidly deteriorating socio-economic situation in Zimbabwe. The overall manpower numbers are currently at approximately 50% of the normal requirement.

•

The critical shortage of foreign currency receipts has curtailed the ability of the mine to replenish stocks of a wide range of consumable items which are essential for safety, mining and production.  Consequently, mining activities were suspended.

The factors above have contributed directly to the current drop in production from the 25,000 ounce per annum level at the start of the No 4 shaft expansion project.

Production results		3rd Quarter 2008	3rd Quarter 2007	Nine months to Sept 2008	Nine months to Sept 2007
Ore milled	Tonnes	22,884	14,042	81,688	60,559
Sands processed	Tonnes	-	81,081	-	125,137
Ore Gold Grade milled	Grams/tonne	3.09	1.90	3.33	3,05
Recovery % - Ore	Per cent	88%	75%	88%	83%
Gold produced - Total	Ounces	2,028	2,672	7,687	8,784
Gold Sold	Ounces	2,466	2,262	8,364	9,471

The difference between gold produced and gold sold is the carry over gold work in progress from the previous period. In the first quarter of 2007, underground production was interrupted by the closure of the No. 4 shaft for expansion work and during this period sands from nearby dumps were used to supplement production, resulting in an overall decline in grade.  The tonnage of ore milled in Q3 was 30% lower than in Q2 and the gold production decreased by 32% over the period.  The reduced gold production is a function of the low tonnage of 22,884 milled and the lower head grade of 3.09 grams per tonne. The reduction in the number of underground production crews and the forced depletion of critical consumables were the main factors contributing to the lower gold production.

Outlook

Since the two 2008 Zimbabwe elections and the inconclusive power sharing negotiations that followed, the economic future of the country continues to remain uncertain.  Foreign currency remains in extremely short supply at government level and therefore it is likely to be some time before the mine receives payment for its gold sales.  Dependant on the availability of foreign and local funds, management remains committed to:

•

Completing the #4 shaft project;

•

Returning Blanket to the 25,000 oz per annum production level, and as soon as possible thereafter increasing production to the planned 40,000 oz per annum level;

•

Re-commencing the down dip diamond drilling program to evaluate the main ore zones which are known to extend to depth below the 750 m level;

•

Re-commencing development work at Blanket’s various exploration projects close to the mine;

Production operations at Blanket will remain in forced suspension until such time as the mine is paid for its gold sales.  Efforts to look after the workforce in terms of basic foods and well being will continue during the period of suspended operations provided that Blanket is able to access the required tranches of funds from the RBZ.

1.2     EXPLORATION AND PROJECT DEVELOPMENT

1.2.1    COBALT AND BASE METALS

Nama Cobalt Project – Zambia

Early in Q4 2008 Caledonia was granted four Large Scale Mining Licences in respect of the Nama cobalt project by the Mines Development Department of the Zambian Ministry of Mines and Minerals Development.  In addition, Caledonia received a 10 year Investment Licence from the Zambia Development Agency in respect of the Nama Cobalt Project.

The 2008 drilling campaign commenced during the second quarter of this year.  The primary objectives of the program were to improve the definition of Resource Body D as well as the Co/Cu mineralised zone discovered at Konkola West. Recently received results of research work carried out by two laboratories in South Africa and one in Canada has resulted in a flowsheet involving both hydrometallurgical and pyrometalurgical processes.  In order to justify the implementation of a pyrometallurgical process, the resource base would have to be substantial increased and it is for this reason that current drilling efforts are focused on other very large D type iron-rich bodies about 10 kilometres to the west of the D area

Resource Body D

Diamond drilling of the D body was undertaken primarily in order to upgrade the resources defined by the 2007 reverse circulation drilling program. This program is providing additional information on the shape, mineralogical characteristics, depth variations, engineering characteristics and internal dilution of the resource body.

During the quarter 24 diamond drilled bore holes were drilled in the area, totalling 2,058 meters.  All potentially mineralised sections of the core were split using a diamond saw, and half core samples submitted for assay for Co, Cu, Ni, Zn and Fe.  A total of 969 samples were submitted for assay, of which about 70% of the results have been received to date.  While provisional modelling of the resource is already under way, final computation of the revised resource statistics can only be completed once all the results have been received.

Exploration is currently focused on the drilling of the additional “D-Type” bodies identified earlier this year as well as other possible sources of large iron rich bodies that can supplement the D resource.

Konkola West

Both Co and Cu enrichment was encountered in a trench excavated on a geochemical anomaly in the Konkola West area.  The occurrence is situated close to a position where both Copperbelt and iron rich mineralization styles can be expected.  Twelve holes were completed in this target area during the quarter amounting to 1,588 meters of drilling and 804 drill core samples were submitted for assay.  The drilling of this target was completed early in the 4th quarter but the computation of the resource is dependent on the final analytical results which are outstanding.

Further field work is currently being done in the area in order to define other targets to be drilled later in the season.

Further Developments

China Nerin (Nanchang Engineering and Research Institute for Nonferrous Metals) Engineering Co Limited, a well established and experienced engineering company, has been requested to delay completion of their work on the Chinese Feasibility Study (CFS) pending finalisation of the revised and additional resource data, finalization of the metallurgical process and clarification of the Zambian taxation that will apply to the Nama project.

Finalization of the CFS is expected during the first half of 2009 and will be dependent on the definition of an increased Indicated Resource sufficient to support at least 5 years of production at design capacity, and finalization of the metallurgical research required to define an economic process route to treat the high-iron “D-Type” mineralisation, and clarification of the Zambian tax environment under which Nama would operate.

Any further unanticipated permitting, metallurgical, mining or funding delays will result in the construction commencement date being delayed.

An Environmental Impact Statement for the planned mining and metallurgical plant operations covering resource bodies A and D has been submitted to the Environmental Council of Zambia for approval. It is anticipated that the document will require certain updates to reflect recent changes in the metallurgical and tailings facilities of the project.

As announced earlier in Q3, the recently introduced taxation legislation in Zambia, whilst not rendering the project uneconomic, imposes an unreasonably heavy burden on investors.  Caledonia has had constructive discussions with the Zambian authorities and has made detailed proposals to the requisite Ministries and Departments for a more appropriate taxation structure for the Nama project.   The ability of the Zambian authorities to respond to our proposals was impaired by the unforeseen Presidential elections in Zambia that resulted from the untimely death of President Mwanawasa.  Caledonia expects to be able to progress the discussions with the Zambian authorities when normal government resumes after the post-election period.

Market conditions for raising debt and equity are currently extremely difficult. However the prospective debt providers with whom Caledonia had entered preliminary discussions regarding debt funding have confirmed that they retain their interest in the Nama Cobalt Project and their capacity to participate in debt funding.  Caledonia considers it prudent to defer any discussions with prospective equity providers until the technical and taxation aspects of the Nama Project have been clearly defined and the general equity market conditions improve.

.

1.2.2    ROOIPOORT AND MAPOCHSGRONDE PGE/Ni/Cu PROJECTS – SOUTH AFRICA

Property

Rooipoort and Mapochsgronde

The prospecting rights granted to the company to prospect for PGMs on the major portions of the Mapochsgronde tribal trust land are currently in the process of registration.  A further application has been made for an adjoining property to the north of the current rights.

The Rooipoort platinum rights, previously held by Caledonia’s subsidiary, Eersteling Gold Mine, are currently being registered under Maid O’ the Mist, also a wholly owned subsidiary of Caledonia.  Maid O’ the Mist is the vehicle that will be used to manage the Joint Venture with Mitsubishi Corporation in the Rooipoort area.  Once registered and all other due diligence matters are complete, funds are expected to be released by Mitsubishi Corporation to proceed with the exploration of this area.

It was announced during the quarter that Caledonia and Mitsubishi Corporation of Japan signed a Heads of Agreement relating to potential Joint Ventures (JV) between the companies on both the above platinum properties.  The JV’s will come into effect as soon as certain due diligence conditions of the agreement have been completed to Mitsubishi’s satisfaction.   In terms of the agreement, Mitsubishi will fund 100% of all further exploration on each of the above two properties up to a bankable feasibility stage, or to the value of $40 million for the 2 JV’s, whichever comes first, to earn a 50% interest in the JV’s.  The JV management team is planning a rapid escalation in exploration activity as soon as the registration of the prospecting rights is completed and the Shareholder Agreements are signed between Caledonia and Mitsubishi Corporation.

1.2.3    GOLD

Zimbabwe Exploration – Gold

Due to the lack of foreign currency no exploration work took place during the quarter.

1.2.4    DIAMONDS

Mulonga Plain – Zambia

An application for a Retention Licence has been lodged with the Zambian authorities. The Zambian Government department responsible for the issuing of prospecting licences has been reorganised and this has temporarily delayed the process of awarding permits.  No response had been received from the Zambian authorities by the date of this report.

Kashiji Plain - Zambia

No further field work was carried out on the Kashiji or Lukulu licenses in this quarter. This license expired in June 2008, at which time the Corporation had already applied for retention licenses covering these areas.

Goedgevonden - South Africa

The Corporation holds prospecting rights over the Goedgevonden diamond bearing kimberlite pipe and surrounding area. This property is located approximately 20 km north of the now defunct Stilfontein gold mine in the Klerksdorp district of the North West Province in South Africa and 200 km south west of Johannesburg.

Although the New Order Prospecting Rights have been granted, the signature of the documentation is awaiting certain suspensive conditions. Discussions are in progress with other parties with a view to realizing value by either joint venture or disposal of the properties constituting the Goedgevonden Diamond Project.No further work was carried out on this property during the quarter.

1.2.5    GENERAL OUTLOOK

Exploration by its nature is speculative with a high degree of risk accompanied by the potential for high returns.  The Corporation manages this risk by using well-qualified exploration professionals, senior mining company joint venture partners and by exploring in areas which are considered as having a better than average potential for discovery.

1.3     QUALIFIED PERSONS

Dr Trevor Pearton, BSc Eng (Mining Geology), PhD (Geology), FGSSA, VP Exploration is a qualified person as defined by NI 43-101. Dr. Pearton is responsible for the technical information provided in this MD&A except where otherwise stated. He was assisted where appropriate by outside consultants and/or qualified persons for joint-ventured projects. Mr. David Grant is the Independent Qualified Person for the NI 43-101 compliant reports on the resources of the Nama Property, prepared by Applied Geology and Mining (Proprietary)Limited, whose Managing Director is Mr. Grant .

2.

SUMMARY OF QUARTERLY RESULTS - (C$ 000’s - except per share amounts.)

The following information is provided for each of the 8 most recently completed quarters of the Corporation - ending on the dates specified - in thousands of Canadian dollars. The figures are extracted from underlying financial statements that have been prepared according to Canadian GAAP.

	Sept 30/08	June 30/08	Mar 31/08	Dec 31/07	Sept 30/07	June 30/07	Mar 30/07	Dec 31/06
Sales before discontinued operations	2,280	2,883	2,504	3,231	1,950	1,539	3,319	9,044
Income/(loss) before discontinued operations - per share undiluted - per share Diluted	(2,749) (0.0055) (0.0055)	(261) (0.0005) (0.0005)	791 0.0016 0.0016	494 0.0010 0.0010	(855) (0.0019) (0.0019)	364 0.0007 0.0007	(3,909) (0.0085) (0.0085)	3,841 0.0084 0.0084
Discontinued operations (loss)	(30)	(24)	(70)	(249)	(80)	(126)	(254)	(1,283)
Net Income/ (loss) after discontinued operations - per share undiluted - per share Diluted	(2,779) (0.0056) (0.0056)	(285) (0.0006) (0.0006)	721 0.0015 0.0015	245 0.0005 0.0005	(935) (0.0019) (0.0019)	238 0.0005 0.0005	(4,163) (0.0074) (0.0074)	2,558 0.0056 0.0056
No of shares basic ‘000	500,169	500,169	493,199	487,869	487,869	487,869	457,981	457,981

The discontinued operations in the quarter ended September 2008 relate to Eersteling Mines, Barbrook was included up to March 31, 2008. All foreign exchange gains or losses are reported in the results before discontinued operations.  The gold sales at Blanket were 2,466 ounces in Q3 (3,089 ounces in Q2, 2,809 ounces in Q1, 4,352 ounces in Q1 2007, 2,922 ounces in Q2 2007, 2,262 ounces in Q3 2007 and 4,512 ounces Q4 2007). Included in the loss for the quarter, before discontinued operations, is the unrealized foreign exchange gain/ (loss) of ($992,000); (loss of ($860,000) in Q2, $100,000 gain in Q1 of 2008, and in 2007 $456,000 in Q4, ($1,016,000) in Q3, ($707,000) in Q2and $255,000 in Q1). The huge collapse in the value of the Zimbabwe dollar resulted in an unrealized foreign exchange loss of $856,000 at Blanket. As a result of the sale of Barbrook Mines shares and loan claims a loss of $203,000 has been realized due to foreign exchange fluctuations.

The gross profit of $302,000 ($1,526,000 in Q2 and $1,245,000 in Q1 2008) for the third quarter has been achieved despite inflationary factors in Zimbabwe (493 million % per month in October 2008) and is evidenced by the fact that the Reserve Bank of Zimbabwe (“RBZ”) owed Blanket US$3,098,000 for gold sales at the end of the quarter compared to US$2,685,000 at the end of Q2 and US$2,680,000 at the end of Q1. During the quarter RBZ made no direct payments to Blanket but paid certain suppliers on the Mine’s behalf to the amount of roughly US$270,000.

The results of Blanket have been translated into Canadian dollars using the inter-bank rate that was introduced by the RBZ in May 2008. This rate of exchange (“ROE”) is established by the market on a “willing buyer - willing seller” basis. The table below illustrates the rates of exchange used per financial statement category; all rates of exchange before Q2 2008 were derived from the gold support price quoted by RBZ. Due to the introduction of the inter-bank rate the effective discount on gold sold in Zimbabwe dollars initially decreased from 90% to roughly 15% but as the inter-bank rate has not been allowed to move freely in the market the discount has widened again to about 90%. Blanket sold 719 ounces of gold during the quarter solely for Zimbabwe dollars at a discount of above 90% to the US$ based market price. This was necessary as Blanket had no Zimbabwe dollars to pay the work force. When introduced the inter-bank rate was set at Z$190 million per US$1 and is currently trading at about Z$600 (new currency 10 zeros removed).

	2008	2008	2008	2007	2007
Z$’s per C$1	Q3 ROE	Q2 ROE	Q1 ROE	Q4 ROE	Q3 ROE
Sales revenue	48	337,140,498	5,161,433	275,926	156,590
Other income statement items	53	3,736,329,101	10,019,210	260,870	150,507
Monetary assets and liabilities	122	10,631,984,967	22,960,635	378,644	168,645
All other assets and liabilities	101.19	101.19	101.19	101.19	101.19

On July 30, 2008 the RBZ announced a new monetary policy. Part of the announcement dealt with the devaluation of the Zimbabwe dollar and 10 zeros were removed from the value of the currency i.e. Z$100,000,000,000 became Z$10. Due to the rampant inflation all 10 zeros have returned to the devalued currency as of early November 2008.

3.

INVESTING

During the third quarter 2008 the Corporation invested $993,000 in capital assets and mineral properties ($959,000 in 2007 and $1,566,000 in 2006).  Of the amount invested in 2008, $755,000 was spent at Nama on drilling exploration and $223,000 at Rooipoort acquiring the Falconbridge prospecting rights. Due to a lack of foreign currency there was negligible capital expenditure at Blanket.

4.

FINANCING

In February 2008 $1,119,000 (nil – 2007 and $1,475,000 – 2006) was raised from private placements (net of expenses).  In all 12,300,000 shares, priced at $0.10 were issued in the private placement along with an equal number of warrants priced at $0.15, valid for 1 year.   The funds were used to finance exploration activity on the Corporation’s most prospective projects and working capital requirements. No further capital raising took place in the third quarter.

On May 31, 2008 the sale of Barbrook Mine to Eastern Goldfields was concluded. The full purchase price of $9,213,000 was paid in cash. These funds are being used to finance exploration activities at Nama and other corporate expenses.

5.

LIQUIDITY AND CAPITAL RESOURCES

As of September 30, 2008, the Corporation had a working capital of $9,105,000 (surplus of $65,000 at December 31, 2007). The increase in working capital is due to the proceeds received for Barbrook Mine and the transfer of Barbrook liabilities to Eastern Goldfields. Due to the state of the Zimbabwean economy, Blanket is operating on a virtual cash basis as suppliers do not grant credit in the hyper-inflationary environment.  During the quarter the US dollar amount owed by the RBZ has increased to US$3,098,000 from US$2,685,000 at June 30, 2008. Blanket has received no direct payments from RBZ during the quarter and as a result gold production has been temporarily suspended. Blanket will retain all staff as long as it can convert US dollars owed to it by RBZ at a favourable exchange rate to pay salaries and purchase food requirements. Blanket has managed to conclude two transactions with RBZ on this basis since production was suspended. RBZ has also paid certain of Blanket suppliers directly from the US dollars owed by RBZ namely for electricity and fuel supplies.

The Corporation anticipates that the funds held by the RBZ (US$3,098,000) will only be available, in the immediate future, for use at Blanket in Zimbabwe. However, the Corporation’s Board has decided that it is not necessary to, at this date, conclude that the amount is not going to be ultimately collectible – and the full amount is still showing in its quarter-end Balance Sheet as a current asset.

Gold sales in Zimbabwe continued on the basis of a minimum of 75% of the proceeds being paid in US dollar and the balance paid in Zimbabwe dollars using the inter-bank rate. The 75% US dollar retention was increased from 55% in the latest Monetary Policy announcement and an extra 150% of the inter-bank rate was also added to the sales formula for the Zimbabwe dollar portion.

Blanket continues to be self funding. Little or no money is currently being spent on capital development due to a lack of foreign and local currency.

Anticipated cash inflows in 2008 will be used mainly by the Corporation on its exploration, development and production activities.

Future gold production at Blanket is totally dependent on the RBZ paying the outstanding US dollars owed to Blanket, so essential imported consumables can be acquired and the No 4 shaft expansion - at an estimated cost of $750,000 to regain the 600 tpd ore delivery to the plant and a further amount of $1,500,000 to reach the expanded rate of 1,000 tpd ore delivery and plant expansion needs, will be completed.

Areas of focus outside Zimbabwe are as follows:

•

the defined activities at the Corporation’s Nama Cobalt/Copper Project at an estimated cost of  $ 4,000,000

•

the Rooipoort and Mapochsgronde South African PGE & Ni properties which will be funded by Mitsubishi in terms of the JV agreements.

•

corporate working capital.

The prime area of focus will be the Nama Cobalt Project in Zambia. Notwithstanding the estimated expenditure amounts for each of the programs described above, the Corporation cannot predict the actual amounts that will be spent on those programs.  Decisions will be made to go ahead on the programs from time to time by Management as they, at that time, determine appropriate, based on results achieved in previous programs and funding availability.

The Corporation does not have any significant long-term contractual obligations or commercial commitments other than the payment of its current liabilities and its five cobalt sales agreements.  It has two joint venture agreements with Ashton Mining of Canada Inc. and Motapa Diamonds Inc. In each case these partners were responsible for all property expenditures until a feasibility study had been completed.  The Corporation has minor obligations in respect of licence fees for its exploration and mining properties some of which are paid in full by the Corporation’s joint venture partners.   Now that Motapa wishes to withdraw from its JV on Mulonga Plain, the Corporation will be responsible for maintaining the Licences.   As of September 30, 2008 the Corporation had potential/contingent liabilities to do rehabilitation work on Blanket and Eersteling Mines - if and when those Mines are permanently closed - at an estimated cost of $1,033,000. With the completion of the sale of the Barbrook the rehabilitation liability of $93,000 has passed onto the new owners.

6.         OFF-BALANCE SHEET ARRANGEMENTS

There are no off balance sheet arrangements.

7.

RELATED PARTY TRANSACTIONS

The Corporation had the following related party transactions in the normal course of business:

	Year to date September 2008
$ 000s	2008	2007	2006
	$	$	$
Management fees, allowances and Director fees paid or accrued to a company which provides the services of the Corporation’s President	423	388	356
Rent paid to a Company owned by members of the President’s family	32	33	34
Directors fees, travel expenses, consulting fees and salaries paid to the Chairman and Directors of the Board (note1)	801	204	157

Note 1: Since 2005 Caledonia has had limited cash resources to compensate the Chairman and other non-executive Directors for consulting work and related director responsibilities. The Chairman along with the other non-executive Directors agreed to defer their claims for time spent on Caledonia business until it had the cash resources to pay the claims.  As Caledonia has now sold Barbrook, Caledonia has paid and accrued amounts to compensate the Chairman and non-executive directors for unbilled time spent on Caledonia business since 2005. An amount of $406,000 relates to fees for the periods 2005, 2006 and 2007.

8.      CRITICAL ACCOUNTING POLICIES

There are two major areas where accounting estimates are made, asset impairment and asset retirement obligation. As significant impairment provisions have already been made against the assets and there is a reasonable level of certainty around the estimate it is considered unlikely that any change in estimate would result in a material impact on the results of the Corporation. Based on indicative purchase offer previously made for Eersteling Mine no further asset impairment has been made against these assets.  The asset retirement obligation is also considered to be estimated with a reasonable degree of certainty, although the original estimation was calculated some years ago. The estimation is accreted annually at 5% and thus any change in circumstances is considered unlikely to have a material impact on the results of the Corporation or its operations.

The following accounting policy changes have been adopted as of January 1, 2008 and are more fully described in the Interim Consolidated Financial Statements.

a. Inventories:

Effective January 1, 2008, the Corporation adopted the new recommendations of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3031, Inventories. This standard provides guidance on the determination of cost and its subsequent recognition as an expense, including any write-downs to net realizable value. It also provides guidance on the cost formulas that are used to assign costs to inventories and requires the reversal of write downs, if applicable, on inventory. There were no changes to the Corporation’s accounting policies required on implementation of this standard.

b. Financial Instruments – Disclosures

Effective January 1, 2008, the Corporation adopted the new recommendations of CICA Handbook Section 3862, Financial Instruments - Disclosures; Section 3863, Financial Instruments – Presentation.

Section 3862 on financial instrument disclosures, provides guidance on disclosures in the financial statements to enable users of the financial statements to evaluate the significance of financial instruments to the Corporation’s financial position and performance and about risks associated with both recognized and unrecognized financial instruments and how these risks are managed. The new Section requires qualitative and quantitative information relating to concentrations of risk, credit risk, liquidity risk and price risk currently found in Section 3861.

Section 3863 carries forward unchanged the presentation requirements of Section 3861. This Section establishes standards for presentation of financial instruments and non-financial derivatives. It deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset.

c. Capital Disclosures

Effective January 1, 2008, the Corporation adopted the new recommendations of CICA Handbook Section 1535- Capital Disclosures. Section 1535 requires the disclosure of an entity’s objectives, policies and processes for managing capital as well as quantitative data about what the entity regards as capital. Disclosure of externally imposed capital requirements is also required and whether the entity has complied with these and, if not, the consequences.

The Corporation has included disclosures recommended by the new section in Note 14 to these unaudited interim consolidated financial statements

d. Financial Statements Presentation

Effective January 1, 2008, the Corporation adopted the new recommendations of CICA amended Handbook Section 1400-General Standards of Financial Statements Presentation. The section provides revised guidance related to management’s responsibility to assess and disclose the ability of an entity to continue as a going concern.

9.  FINANCIAL RISK EXPOSURE AND RISK MANAGEMENT

The Corporation is exposed in varying degrees to a variety of financial instrument related risks by virtue of its activities. The overall financial risk management program focuses on preservation of capital, and protecting current and future Corporation assets and cash flows by reducing exposure to risks posed by the uncertainties and volatilities of financial markets.

The Board of Directors has responsibility to ensure that an adequate financial risk management policy is established and to approve the policy. The Corporation’s Audit Committee oversees management’s compliance with the Corporation’s financial risk management policy.

The types of risk exposure and the way in which such exposures are managed are as follows:

a) Currency Risk

As the Corporation operates in an international environment, some of the Corporation’s financial instruments and transactions are denominated in currencies other than the Canadian Dollar. The results of the Corporation’s operations are subject to currency transaction risk and currency translation risk. The operating results and financial position of the Corporation are reported in Canadian dollars in the Corporation’s consolidated financial statements.

The fluctuation of the Canadian dollar in relation to other currencies will consequently have an impact upon the profitability of the Corporation and may also affect the value of the Corporation’s assets and the amount of shareholders’ equity.

A significant portion of the Corporation’s assets and liabilities are denominated in South African rand and Zimbabwe dollars.  Management do not consider that the fluctuation of the value of the South African Rand to the Canadian Dollar could have a significant impact on the results of operations. Blanket operation is subject to a hyperinflationary environment in Zimbabwe, foreign creditors are denominated in Rands and local costs increase with inflation. As the official exchange rate is not free floating and the effective buying power of the Zimbabwe Dollar decreases accordingly there could be a significant impact on the results of the operations. The shareholder loan account in Zimbabwe is denominated in US Dollars and will generate foreign exchange losses for Blanket in Zimbabwe Dollar terms but the effect on the consolidated financial statements in Canadian Dollars is unlikely to be significant.  The fair values of these financial instruments approximate their carrying values, unless otherwise noted.  The Corporation does not use any derivative instruments to reduce its foreign currency risks.

The summary below details the cash or near cash items denominated in a currency other than the Canadian dollar that would be affected by changes in exchanges rates relative to the Canadian dollar. All values are in thousands.

’000	US Dollars	Zimbabwe Dollars	SA Rand
Cash	1	(64)	600
Accounts Receivable	3,106	8,033	1,813
Accounts Payable	77	17,223	1,057

The table below illustrates by how much a 1% change in the rate of exchange between the Canadian dollar and the currencies above will affect net income.

’000	US Dollars	Zimbabwe Dollars	SA Rand
Cash	-	-	1
Accounts Receivable	30	1	2
Accounts Payable	1	1	1

b) Interest Rate Risk

Interest rate risk is the risk borne by an interest-bearing asset or liability as a result of fluctuations in interest rates.

Unless otherwise noted, it is the opinion of management that the Corporation is not exposed to significant interest rate risk as it is debt free and only utilizes overdraft facilities for short periods if necessary. The Corporation’s cash and cash equivalents include highly liquid investments that earn interest at market rates. The Corporation manages its interest rate risk by endeavoring to maximize the interest income earned on excess funds while maintaining the liquidity necessary to conduct operations on a day-to-day basis. The Corporation’s policy focuses on preservation of capital and limits the investing of excess funds to liquid term deposits in “A” grade financial institutions.

Fluctuations in market interest rates have not had a significant impact on the Corporation’s results of operations due to the short-term to maturity of the investments held.

c) Concentration of Credit Risk

Credit risk is the risk of a financial loss to the Corporation if a gold sales customer fails to meet its contractual obligation. Credit risk arises principally from the Corporation’s receivables from the Reserve Bank of Zimbabwe (“RBZ”) who is the sole buyer of gold produced.

At December 31, 2007 the RBZ owed Blanket US$1,780,000 (one million seven hundred and eighty thousand dollars) and at September 30, 2008 this had increased to US$3,098,000 despite having received US$1,450,000 in direct payments and a further US$606,000 in payments to suppliers made directly by RBZ . The lack of foreign currency in Zimbabwe affects all business sectors and management maintains close relations with RBZ to ensure payments are made whenever necessary, within the capabilities of the RBZ.

In the Monetary Policy Statement announced by RBZ on April 30, 2008 an exporter who is owed foreign currency by RBZ is now allowed to sell the currency to a willing buyer through the commercial bank system at a negotiated rate. This enables Blanket to access Zimbabwe dollars required for the operation at rates more favourable than the official exchange rate. This has been proven possible on two occasions.  No provision has been made against the trade receivable due by the RBZ.

d) Liquidity Risk

Liquidity risk is the risk that the Corporation will not be able to meet its financial obligations as they fall due.

The Corporation manages its liquidity by ensuring that there is sufficient capital to meet short and long term business requirements, after taking into account cash flows from operations and the Corporation’s holdings of cash and cash equivalents. The Corporation believes that these sources will be sufficient to cover the likely short and long term cash requirements. Senior management is also actively involved in the review and approval of planned expenditures by regularly monitoring cash flows from operations and anticipated investing and financing activities.

Blanket in Zimbabwe continues to be self funding even whilst production is suspended.

e) Commodity Price Risk

The value of the Corporation’s mineral resource properties is related to the price and outlook of targeted precious metals, base metals and diamonds. In addition, adverse changes in the price of certain raw materials can significantly impair the Corporation’s cash flows.

Gold prices historically have fluctuated widely and are affected by numerous factors outside of the Corporation's control, including, but not limited to, industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities, and macro-economic variables, and certain other factors related specifically to gold.

The major factor influencing commodity price risk is that RBZ does not pay Blanket market value for 100% of the gold produced.

During the quarter the RBZ bought gold for USD at a discount to the market price of approximately 25% or for Zimbabwe dollars at a controlled price not representative of the market price.

The profitability of Blanket is highly correlated to the controlled price paid by RBZ and the hyperinflationary conditions experienced in Zimbabwe, currently 493 million % per month as at October 31. To the extent that the price of gold increases over time, asset value increases and cash flows improve; conversely, declines in the price of gold directly impacts value and cash flows. A protracted period of unadjusted gold prices by RBZ could impair the Corporation’s operations and development opportunities, and significantly erode shareholder value.

10.          SECURITIES OUTSTANDING

As at September 30, 2008 the following securities were outstanding:

(a)

500,169,280 common shares;

(b)

Options and warrants as follows:

Number	Description	Exercise Price	Validity
34,080,000	Common share purchase options	Average $0.1740	Various until May 11, 2016
12,300,000	Common share purchase warrants	$0.15	Until January 11, 2009

As the Corporation’s Option Plan allows the granting of options on a number of shares equal to 10% of the issued shares, the Corporation could grant options on 50,016,928 shares.  This figure includes the current unexercised options. On April 30, 2008 2,370,000 share purchase options were issued at $0.155 per share and a further 13,950,000 share purchase options were issued at $0.155 per share during September 2008.

11.         CONTROLS

 Evaluation of disclosure controls and procedures.

The Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) have evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures, and assessed the design of the Company’s internal control over financial reporting as of December 31, 2007, pursuant to the certification requirements of Canadian Multilateral Instrument 52-109 and the requirements of the SEC.  The CEO and CFO concluded that, despite the deficiencies noted below, the Company’s disclosure controls and procedures were effective as of December 31, 2007.

Based on that evaluation the CEO and CFO have determined that the Company had insufficient personnel to ensure appropriate segregation of duties within the Financial Reporting and Review Process. Specifically, the responsibilities assigned to the Company’s CFO include substantially all financial statement and note creation functions. No additional personnel in the Company, apart from the members of the Audit Committee, perform functions at a level of precision and involvement that would adequately prevent or detect immaterial misstatements on a timely basis. As an additional result of the insufficient personnel the Company did not maintain formal policies and procedures regarding end-user computing control over the access to, completeness, accuracy, validity, and review of, certain spreadsheet information that supports the financial reporting process.  In 2008 the Company experienced and discovered an operational deficiency that caused the 2007 Form 20-F Annual Report to be filed prior to it being approved by the Disclosure Committee.

Management has concluded that, despite the lack of segregation of duties and computing controls, a material misstatement in financial reporting is not a “reasonable possibility” (as defined in applicable SEC guidance). Blanket (which is operated by the Company’s wholly owned subsidiary Blanket Mine (1983) (Private) Limited is the Company’s only operating mine and preparation of its operating results are performed by the CFO of the subsidiary and an accounting team in Zimbabwe. These results are reviewed by Company management and then incorporated into the consolidated financial statements of the Company.

The Company has a Disclosure Committee consisting of four Directors and has disclosure controls and procedures which it follows in an attempt to ensure that it complies with all required disclosures on an adequate and timely basis.  The Company’s Directors and Management, and the Disclosure Committee, are making all reasonable efforts to ensure that the Company’s disclosures are made in full compliance with the applicable rules and requirements.  All reasonable efforts are also being made to ensure that the Company’s disclosure controls and procedures provide reasonable assurance that the material information relating to the Company, including its consolidated subsidiaries, is made known to the Company’s Certifying Officers by others within those entities and to allow timely decisions regarding required disclosures.

12.

IFRS CHANGEOVER PLAN

Caledonia is in the preliminary stages of developing a changeover plan with emphasis on the following critical areas:

•

the production of IFRS compliant financial statements from the first quarter 2011

o

identification of applicable accounting policies

o

description of the decision making process

o

quantification of the impact of the adoption of IFRS on the financial statements

•

internal expertise required to implement IFRS

•

the affect on business activities

•

the affect on control activities

Caledonia will have to enlist the assistance of consultants or the auditors, where independence issues allow, to assist with the formulation of a detailed plan due to limited internal resources.

A more detailed changeover plan will be discussed in the annual MD&A at the end of 2008.

13.

BOARD AND SENIOR MANAGEMENT CHANGES

Dr. Trevor Pearton was appointed VP Exploration on February 15, 2008.

Mark Learmonth, previously of Macquarie First South, was appointed as VP Development and Investor Relations on July 10, 2008.

Mr Leigh A. Wilson who was appointed as a non-executive Director of the Corporation and a member of the Audit Committee on March 28, 2008 and a member of the Disclosure Committee on May 26, 2008 resigned on October 31, 2008.

Mr Robert W. Babensee was appointed as a non-executive Director of the Corporation and a member of the Audit Committee on October 31, 2008 to replace Mr Wilson.

Mr Steve Curtis, VP Finance and Chief Financial Officer of Caledonia was appointed to the Board on June 1, 2008.

At the present time there is a worldwide shortage of senior mining industry professionals and the Corporation is one of many companies looking for suitable staff.  With the anticipated sale of the South African gold mines and the planned expansion of the Zambian exploration, mining and metallurgical pilot plant programs the Corporation is re-evaluating its requirements for additional senior staff.